LADENBURG THALMANN & CO. INC.
277 Park Avenue
26th Floor
New York, New York 10172

October 17, 2017

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	RiverNorth Marketplace Lending Corp
Registration Statement on Form N-2
File No.: 333-218851

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the several underwriters of the proposed public offering of 1,200,000 Shares, Series A Term Preferred Stock Due 2024 of RiverNorth Marketplace Lending Corporation (the “Company”), hereby joins in the request of the Company that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 5:00 PM on October 17, 2017, or as soon thereafter as practicable.

We, acting as representative to the several underwriters, wish to advise you that, on October 16, 2017, the underwriters distributed as many “E-red” copies of the Preliminary Prospectus, dated October 16, 2017, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectus. We have been informed by the other underwriters participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectus.

Very truly yours,

LADENBURG THALMANN & CO. INC., as representative of the several underwriters

By:	/s/ Steven Kaplan
Name:	Steven Kaplan
Title:	Head of Capital Markets